UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

 SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Advanced Semiconductor Engineering, Inc.
(Name of Issuer)

Common Shares, par value NT$10.00 per share
(Title of Class of Securities)

00756M40
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00756M40	Page 1 of 3 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ASE Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 803,869,512
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 803,869,512
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,869,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.61%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 00756M40	Page 2 of 3 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Aintree Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 803,869,512
	6	SHARED VOTING POWER -
	7	SOLE DISPOSITIVE POWER 803,869,512
	8	SHARED DISPOSITIVE POWER -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,869,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.61%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 00756M40	Page 3 of 3 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jason C.S. Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 847,645,538
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 847,645,538
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,645,538
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.57%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer.

Advanced Semiconductor Engineering, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

26 Chin Third Road Nantze Export Processing Zone Kaohsiung, Taiwan Republic of China

Item 2(a).	Name of Person Filing.

ASE Enterprises Limited (“ASEE”) Aintree Limited (“Aintree”) Jason C.S. Chang

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The business address of ASEE is: 1408 World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

The address of the registered office of Aintree is: P.O. Box 957, Offshore Incorporations Centre, Road Town,
Tortola, British Virgin Islands.

The business address of Jason C.S. Chang is: Room 1901, World Trade Center, International Trade Building, 19/F,
333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

Item 2(c).	Citizenship.

ASEE is incorporated under the laws of Hong Kong. Aintree is a company organized under the laws of the British Virgin Islands. Jason C.S. Chang is a citizen of Taiwan, Republic of China.

Item 2(d).	Title of Class of Securities.

This statement relates to the Company’s Common Shares, par value NT$10.00 per share (the “Shares”).

Item 2(e).	CUSIP Number.

00756M40

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a), (b) and (c)

                   ASEE beneficially owns 803,869,512 Shares, representing approximately 17.61% of the outstanding Shares. ASEE has sole power to vote and dispose of 803,869,512 Shares.

                   Aintree beneficially owns 803,869,512 Shares, representing approximately 17.61% of the outstanding Shares. Aintree holds 100% of ASEE in trust for the benefit of the family of Jason C.S. Chang. The sole shareholder and sole director of Aintree is Jason C.S. Chang. Aintree has sole power to vote and dispose of 803,869,512 Shares.

                   Jason C.S. Chang is the Chairman, Chief Executive Officer and a director of the Company and a director of ASEE. Jason C.S. Chang beneficially owns 803,869,512 Shares through ASEE and Aintree, representing approximately 17.61% of the outstanding Shares. In addition to the Shares he beneficially owns through ASEE and Aintree, Jason C.S. Chang directly owns 40,896,026 Shares. Furthermore, under the Company’s share option plans, Jason C.S. Chang owns vested options convertible into 2,880,000 Shares. Jason C.S. Chang beneficially owns 847,645,538 Shares, representing approximately 18.57% of the outstanding Shares. He has sole power to vote and to dispose of 847,645,538 Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

ASE ENTERPRISES LIMITED

By:	/s/ Jason C.S. Chang

	Name:	JASON C.S. CHANG
	Title:	Director

AINTREE LIMITED

By:	/s/ Jason C.S. Chang

	Name:	JASON C.S. CHANG
	Title:	Director

By:	/s/ Jason C.S. Chang

	Name:	JASON C.S. CHANG

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendment thereto) with respect to the Common Shares of Advanced Semiconductor Engineering, Inc. and further agree that this agreement be included as an exhibit to such filing. In evidence thereof, each of the undersigned hereby executed this Agreement on February 14, 2006.

ASE ENTERPRISES LIMITED

By:	/s/ Jason C.S. Chang

	Name:	JASON C.S. CHANG
	Title:	Director

AINTREE LIMITED

By:	/s/ Jason C.S. Chang

	Name:	JASON C.S. CHANG
	Title:	Director

By:	/s/ Jason C.S. Chang

	Name:	JASON C.S. CHANG